Exhibit 15.3

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com

May 16, 2017

Ms. Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Draft Offering Statement on Form 1-A
Filed September 21, 2016
File No. 367-00057

Dear Ms. Parker:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 17, 2016, relating to the above-captioned Draft Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement, a copy of which has been marked with the changes from the original filing of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	It appears you may intend to conduct the offering on a continuous basis. To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Please refer to Securities Act Rule 251(d)(3)(i)(F).

We have revised the disclosure on the cover page of the Offering Circular included in the Offering Statement as requested.

2.	Please disclose in the offering circular that any purchases in this offering by your officers, directors, and existing stockholders will be conducted in compliance with Regulation M. We note the statement that “[yo]ur officers, directors and existing stockholders shall be entitled to purchase shares in the offering.” Please refer to Rules 101 and 102 of Regulation M.

Securities and Exchange Commission

May 16, 2017

Rule 101(a) of Regulation M indicates that “[i]n connection with a distribution of securities, it shall be unlawful for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” However, Rule 101(b)(8) indicates that “[t]ransactions among distribution participants in connection with a distribution, and purchases of securities from an issuer or selling security holder in connection with a distribution, that are not effected on a securities exchange, or through an inter-dealer quotation system or electronic communications network” are not prohibited by paragraph (a) of Rule 101.

Rule 102(a) of Regulation M likewise indicates that “[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Again, Rule 102(b)(5) indicates that “[o]ffers to sell or the solicitation of offers to buy the securities being distributed” are not prohibited by paragraph (a) of Rule 102.

The purchases by officers, directors and existing stockholders referred to in the Offering Statement are those that may occur by such individuals with respect to the shares of Class A common stock that may be sold in the offering. Accordingly, such purchases or offers to purchase would be specifically permissible under Rules 101 and 102 of Regulation M as indicated above. We therefore respectfully believe that the prohibitions contained in Rules 101 and 102 of Regulation M are inapplicable in the instant case and have not revised the disclosure in the Offering Statement in response to this comment.

Cover Page

3.	Please tell us why you have included as part of the offering an option to sell Additional Shares, rather than including these as part of the primary shares.

As indicated on the cover page of the Offering Circular included in the Offering Statement, the shares of Class A common stock being sold will be comprised of a certain amount of newly issued shares to be sold by the Company (the “Primary Shares”) and a certain amount of outstanding shares that may be sold by existing stockholders (the “Selling Stockholder Shares”). Such shares to be sold are being allocated ratably among the Primary Shares and Selling Stockholder Shares to the extent the Company sells less than all of the Primary Shares and Selling Stockholder Shares. If the Additional Shares were included in the Primary Shares, they would be subject to the ratable allocation described above. By separating them from the Primary Shares, the Company can sell any or all of the Additional Shares, in whatever amount it wants, once all of the Primary Shares and Selling Stockholder Shares have been sold.

Securities and Exchange Commission

May 16, 2017

Exhibits

4.	Please file an opinion of counsel as to the legality of the securities covered by the offering statement. In addition please file your escrow agreement discussed on the cover page, your form of subscription agreement, and your credit agreement as exhibits. Alternatively please tell us why this is not required. Refer to Item 17 of Form 1-A.

We will file the exhibits in an amendment to the Offering Statement as soon as possible.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. William J. Rouhana, Jr.